

September 15, 2021

Juan Sagales
General Counsel
Wallbox B.V.
Carrer del Foc, 68
Barcelona, Spain 08038

> **Re: Wallbox B.V.**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed September 13, 2021**
> **Amendment No. 3 to Registration Statement on Form F-4**
> **Filed September 14, 2021**
> **File No. 333-257898**

Dear Mr. Sagales:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 9, 2021 letter.

Amendment No. 2 to Registration Statement on Form F-4

Liquidity and Capital Resources, page 208

1. We have read your response to prior comment four. You indicate that you have obtained a waiver from Banco Santander with respect to the covenant in the loan agreement restricting distributions or dividends from Wall Box Chargers, S.L. to the Company. Please help us understand the following:
    *   Please tell us whether your waiver of the contractual provisions restricting distributions or dividends is temporary or permanent. If the waiver is temporary, please disclose the terms of the waiver in your filing;

- Please tell us the specific reason for the waiver. Specifically disclose whether you were in violation of the provisions and therefore needed a waiver to remain in compliance with your loan agreement covenant;
- You indicated that the waiver removed the contractual restriction on distributions. Please clarify whether the loan agreement was amended to permanently remove the contractual restrictions of distribution. Otherwise, please confirm that the provisions are still included in the loan agreement; and
- Please revise your disclosures to discuss your liquidity needs and disclose your cash flow requirements for the next twelve months related to funding your operations and development of intangibles with respect to EV chargers that you expect to fulfill through dividends and/or loans from Wall Box Chargers, S.L., as applicable.

Amendment No. 3 to Registration Statement on Form F-4

Exhibit Index, page II-4

2. We note that the legal opinion filed as Exhibit 5.1 is in draft form. Please have counsel file a final and executed version of the legal opinion in a pre-effective amendment.

You may contact Ernest Greene at 202-551-3733 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Anne Parker at 202-551-3611 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing